SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934

             For the fiscal year ended December 31, 1998

                                OR

     [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from __________ to ___________

                 Commission file number 33-56369

            JEFFERSON-PILOT CORPORATION TEAMSHARE PLAN
                     (Full title of the plan)

                   JEFFERSON-PILOT CORPORATION
   (Name of the issuer of the securities held pursuant to the plan)

                          100 North Greene Street
                     Greensboro, North Carolina  27401
                  (Address of principal executive office)

                JEFFERSON-PILOT CORPORATION TEAMSHARE PLAN
                           TABLE OF CONTENTS


Report of Independent Auditors

Financial Statements

  Statements of Net Assets Available for Benefits, with Fund Information - December 31, 1998 and 1997

  Statements of Changes in Net Assets Available for Benefits, with Fund Information - Year Ended December 31, 1998 and 1997

  Notes to Financial Statements


Supplemental Schedules

  Schedule of Assets Held for Investment Purposes at December 31, 1998
    (Form 5500 - Item 27a)

  Schedule of Reportable Transactions for the Year Ended December 31, 1998
    (Form 5500 - Item 27d)

    Supplemental Schedules, other than those listed above, are omitted because of the absence of the conditions under which they are required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 or because the required information is included in the financial statements or notes thereto.

Signatures

Exhibit

                   Report of Independent Auditors


To the Plan Administrator and Participants
Jefferson-Pilot Corporation Teamshare Plan

We have audited the accompanying statements of net assets available for benefits of Jefferson-Pilot Corporation Teamshare Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP
Greensboro, NC
April 23, 1999

                             Jefferson-Pilot Corporation
                                   Teamshare Plan

                    Statements of Net Assets Available for Benefits,
                                with Fund Information

                                  December 31, 1998

                                 JP Life
                                Guaranteed
                                 Account                     Jefferson-Pilot Life Separate Account B
                                ----------  ---------------------------------------------------------------------------------------
                                               Jefferson                Fidelity   Fidelity     Fidelity
                                 JP Life        -Pilot    Oppenheimer  VIP Equity    VIP         VIP
                                Guaranteed      Common       Bond       -Income     Growth       Overseas      Loan
                                   Fund       Stock Fund     Fund        Fund       Fund         Fund          Fund         Total
Assets
Investments:
 At fair value:
   Pooled separate accounts     $         -  $31,599,535  $3,043,440  $12,752,315  $18,909,452  $4,129,783  $        -  $70,434,525
   Participant notes receivable           -            -           -            -            -           -   1,008,712    1,008,712
 At contract value:
    Guaranteed insurance contract 4,324,019            -           -            -            -           -           -    4,324,019
                                -----------  -----------   ---------  -----------  -----------  ----------  ----------  -----------
Total investments                 4,324,019   31,599,535   3,043,440   12,752,315   18,909,452   4,129,783   1,008,712   75,767,256

Receivables:
   Employer's matching
     contribution                         -       17,682           -            -            -           -           -       17,682
   Employer's Gainshare
     contribution                         -    1,480,834           -            -            -           -           -    1,480,834
   Participants' contributions        7,769      143,222       8,205       35,817       42,109      11,324           -      248,446
                                -----------  -----------   ---------  -----------  -----------  ----------  ----------  -----------
Total receivables                     7,769    1,641,738       8,205       35,817       42,109      11,324         -      1,746,962
                                -----------  -----------   ---------  -----------  -----------  ----------  ----------  -----------
Net assets available for
  benefits                      $ 4,331,788  $33,241,273  $3,051,645  $12,788,132  $18,951,561  $4,141,107  $1,008,712  $77,514,218
                                ===========  ===========  ==========  ===========  ===========  ==========  ==========  ===========

See accompanying notes.

                             Jefferson-Pilot Corporation
                                   Teamshare Plan

                    Statements of Net Assets Available for Benefits,
                          with Fund Information (continued)

                                  December 31, 1997

                                  JP Life
                                Guaranteed                    Jefferson-Pilot Life Separate Account B
                                 Account
                                ----------  -----------------------------------------------------------------------------------

                                               Jefferson                Fidelity   Fidelity     Fidelity
                                 JP Life        -Pilot    Oppenheimer  VIP Equity    VIP         VIP
                                Guaranteed      Common       Bond       -Income     Growth       Overseas      Loan
                                   Fund       Stock Fund     Fund        Fund       Fund         Fund          Fund         Total
Assets
Investments:
 At fair value:
   Pooled separate accounts     $         -  $19,985,784  $2,957,772  $11,553,498  $13,586,516  $3,529,446  $        -  $51,613,016
   Participant notes receivable           -            -           -            -            -           -     904,078      904,078
 At Contract value:
   Guaranteed insurance
     contract                     4,584,303            -           -            -            -           -           -    4,584,303
                                -----------  -----------  ----------  -----------  -----------  ----------  ----------  -----------
Total investments                 4,584,303   19,985,784   2,957,772   11,553,498   13,586,516   3,529,446     904,078   57,101,397

Receivables:
   Employer's matching
     contribution                         -       44,455           -            -            -           -           -       44,455
   Employer's Gainshare
     contribution                         -    1,288,863           -            -            -           -           -    1,288,863
   Participants' contributions        9,816       29,052       8,313       40,363       43,298      15,468           -      146,310
   Interest receivable               10,101            -           -            -            -           -           -       10,101
                                -----------  -----------   ---------  -----------  -----------  ----------  ----------  -----------
Total receivables                    19,917    1,362,370       8,313       40,363       43,298      15,468           -    1,489,729
                                -----------  -----------  ----------  -----------  -----------  ----------  ----------  -----------
Net assets available for
  benefits                      $ 4,604,220  $21,348,154  $2,966,085  $11,593,861  $13,629,814  $3,544,914  $  904,078  $58,591,126
                                ===========  ===========  ==========  ===========  ===========  ==========  ==========  ===========

See accompanying notes.

                              Jefferson-Pilot Corporation
                                     Teamshare Plan

               Statements of Changes in Net Assets Available for Benefits,
                                   with Fund Information

                               Year ended December 31, 1998
                             JP Life
                           Guaranteed                    Jefferson-Pilot Life Separate Account B
                             Account
                           ----------  ---------------------------------------------------------------------------------------
                                                                   Fidelity     Fidelity     Fidelity
                             JP Life  Jefferson-Pilot Oppenheimer     VIP          VIP          VIP
                           Guaranteed   Common Stock     Bond    Equity-Income   Growth      Overseas       Loan
                              Fund          Fund         Fund        Fund         Fund         Fund         Fund       Total
Additions to net assets
 attributed to:
 Investment income:
   Net appreciation in fair
   value of investments     $       -  $10,040,424   $  213,758  $1,353,746   $5,401,173   $  469,823    $      -   $17,478,924
   Interest                   343,793            -            -           -            -            -           -       343,793
                            ---------  -----------   ----------  ----------   ----------   ----------    --------   -----------
Total investment income       343,793   10,040,424      213,758   1,353,746    5,401,173      469,823           -    17,822,717

 Contributions:
    Participants'             407,631    1,796,599      435,198   1,951,643    2,514,287      717,815           -     7,823,173
    Rollovers                  44,647      104,350        7,563     141,995      140,417       30,812      56,443       526,227
    Employer matching               -      566,877            -           -            -            -           -       566,877
    Gainshare                       -    1,480,834            -           -            -            -           -     1,480,834
                           ----------  -----------   ----------  ----------   ----------   ----------    --------  ------------
Total contributions           452,278    3,948,660      442,761   2,093,638    2,654,704      748,627      56,443    10,397,111
                           ----------  -----------   ----------  ----------   ----------   ----------    --------  ------------
Total additions               796,071   13,989,084      656,519   3,447,384    8,055,877    1,218,450      56,443    28,219,828


Deductions from net assets
  attributed to:
Benefits paid to
  participants              1,187,035    2,319,013      559,043   2,180,823    2,573,812      474,935           -     9,294,661
Administrative expenses            75        2,000            -           -            -            -           -         2,075
                           ----------  -----------   ----------  ----------   ----------   ----------    --------   -----------
Total deductions            1,187,110    2,321,013      559,043   2,180,823    2,573,812      474,935           -     9,296,736


Net increase (decrease) prior
  to interfund transfer      (391,039)  11,668,071       97,476   1,266,561    5,482,065      743,515      56,443    18,923,092
Interfund transfers (net)     118,607      225,048      (11,916)    (72,290)    (160,318)    (147,322)     48,191             -
                           ----------  -----------   ----------  ----------   ----------   ----------    --------   -----------
Net increase (decrease)      (272,432)  11,893,119       85,560   1,194,271    5,321,747      596,193     104,634    18,923,092
Net assets available for
 benefits:
  Beginning of year         4,604,220   21,348,154    2,966,085  11,593,861   13,629,814    3,544,914     904,078    58,591,126
                           ----------  -----------   ----------  ----------  -----------   ----------  ----------   -----------
  End of year              $4,331,788  $33,241,273   $3,051,645 $12,788,132  $18,951,561   $4,141,107  $1,008,712   $77,514,218
                           ==========  ===========   ========== ===========  ===========   ==========  ==========   ===========

See accompanying notes.

                              Jefferson-Pilot Corporation
                                     Teamshare Plan

               Statements of Changes in Net Assets Available for Benefits,
                                   with Fund Information

                               Year ended December 31, 1997
                            JP Life
                          Guaranteed                    Jefferson-Pilot Life Separate Account B
                            Account
                          ----------  ---------------------------------------------------------------------------------------
                                                                 Fidelity     Fidelity    Fidelity
                            JP Life  Jefferson-Pilot Oppenheimer    VIP          VIP         VIP
                          Guaranteed   Common Stock     Bond   Equity-Income   Growth     Overseas      Loan
                             Fund          Fund         Fund       Fund         Fund         Fund       Fund         Total
Additions to net assets
 attributed to:
 Investment income:
    Net appreciation in fair
    value of investments   $        -  $ 5,006,143   $  211,888 $ 1,865,566  $ 1,990,115 $  173,492    $      -   $ 9,247,204
    Interest                  269,463            -            -           -            -          -           -       269,463
                           ----------  -----------   ---------- -----------  ----------- ----------    --------   -----------
 Total investment income      269,463    5,006,143      211,888   1,865,566    1,990,115    173,492           -     9,516,667

 Contributions:
    Participants'             496,824    1,648,187      428,624   1,741,757    2,304,225    678,262           -     7,297,879
    Rollovers from Chubb      713,752    1,139,440      748,502   2,968,021    2,414,734    941,960     586,163     9,512,572
    Rollovers                  33,918       75,320       14,206     176,809      214,534     49,306           -       564,093
    Employer matching               -    1,167,966            -           -            -          -           -     1,167,966
    Gainshare                       -    1,288,863            -           -            -          -           -     1,288,863
                           ----------  -----------   ---------- -----------  ----------- ----------    --------  ------------
Total contributions         1,244,494    5,319,776    1,191,332   4,886,587    4,933,493  1,669,528     586,163    19,831,373
                           ----------  -----------   ---------- -----------  ----------- ----------    --------  ------------
Total additions             1,513,957   10,325,919    1,403,220   6,752,153    6,923,608  1,843,020     586,163    29,348,040


Deductions from net assets
  attributed to:
Benefits paid to
  participants              2,015,828      613,328      143,857     992,763      839,783     90,288           -     4,695,847
                           ----------  -----------   ---------- -----------  ----------- ----------    --------   -----------

Net increase(decrease)
  prior to interfund
  transfers                  (501,871)   9,712,591    1,259,363   5,759,390    6,083,825  1,752,732     586,163    24,652,193
Interfund transfers (net)    (139,756)    (194,858)     (23,051)    260,545      117,260    (34,112)     13,972            -
                           ----------  -----------   ---------- -----------  ----------- ----------    --------   -----------
Net increase (decrease)      (641,627)   9,517,733    1,236,312   6,019,935    6,201,085  1,718,620     600,135    24,652,193
Net assets available for
 benefits:
 Beginning of year          5,245,847   11,830,421    1,729,773   5,573,926    7,428,729  1,826,294     303,943    33,938,933
                           ----------  -----------   ---------- -----------  ----------- ----------    --------   -----------
 End of year               $4,604,220  $21,348,154   $2,966,085 $11,593,861  $13,629,814 $3,544,914    $904,078   $58,591,126
                           ==========  ===========   ========== ===========  =========== ==========    ========   ===========

See accompanying notes.

                            Jefferson-Pilot Corporation
                                  Teamshare Plan

                            Notes to Financial Statements

                       Years ended December 31, 1998 and 1997


1. Description of Plan

The following description of the Jefferson-Pilot Corporation (the Company) Teamshare Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution and profit sharing plan covering all full time employees and full time career agents of Jefferson-Pilot Corporation and the following subsidiaries (collectively, the Sponsor) who have at least one year of service and are age twenty-one or older:

Jefferson-Pilot Life Insurance Company
Jefferson-Pilot Communications Company
Jefferson-Pilot Communications Company of Virginia
WCSC, Inc.
Alexander Hamilton Life Insurance Company of America ("AH Life")
First Alexander Hamilton Life Insurance Company ("FAHL")
Jefferson-Pilot Securities Corporation

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Company serves as a Plan administrator and named fiduciary.

Contributions

Eligible participants may contribute up to 15% of before-tax compensation, as defined in the Plan. The Company contributes 10% of a participant's total before-tax contributions for the Plan year that do not exceed 6% of a participant's compensation for the portion of the year during which the participant elected to make before-tax contributions.

"Gainshare" contributions are subject to approval by the Compensation Committee of the Company's Board of Directors. Gainshare contributions are made by the Sponsor on behalf of participants (1) who meet certain eligibility requirements specified in the Plan document and (2) whose employer, business unit and, if applicable, business subunit satisfy predetermined financial performance standards, in amounts of up to 4% of compensation.

Employees in Puerto Rico and the U.S. Virgin Islands are not eligible for before-tax or matching contributions, but may participate in "Gainshare" contributions when the eligibility requirements and performance standards are met.

Gainshare contributions for 1998 and 1997 were disbursed 50% in cash and 50% in the Jefferson-Pilot Common Stock Fund. For individual gainshare amounts $200 and less, the total was disbursed in the Jefferson-Pilot Common Stock Fund.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations of contributions are based upon participant earnings defined in the Plan document. Investment income, including net appreciation (depreciation) in value of the Funds, is allocated to subaccounts in the same ratio that the value of the subaccount bears to the sum of the values of all participants' accounts. Forfeited balances of terminated participants nonvested accounts are used to reduce Company Gainshare contributions. The balance of forfeited nonvested account was $275,150 and $43,629 for 1998 and 1997, respectively. The benefit which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested in Company contributions after five years of credited service.

Participant Notes Receivable

Participants may borrow from their accounts if (1) there is an immediate and heavy financial need and (2) at least two years have elapsed since the member first made contributions to the Plan. Participant loans may range from a minimum amount of $1,000 up to a maximum amount equal to the lesser of (1) 50% of the sum of the before-tax contributions account or (2) $50,000 reduced by the highest outstanding balance of prior loans from the Plan or any other qualified retirement plan maintained by a sponsoring employer during the one-year period ending on the day prior to the loan. Loan transactions are treated as a transfer from (to) the investment fund to
(from) the loan fund. Loan terms range from 1 - 5 years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate reported in the Wall Street Journal on the last business day of the calendar quarter, plus one percentage point. Interest rates range from 9.00-9.50%. Principal and interest are paid ratably through weekly, bi-weekly or bi-monthly payroll deductions.

Payment of Benefits

On termination of service, a participant may receive the vested value of their account in either a lump sum payment, periodic installments in substantially equal amounts for a period not to exceed 15 years or direct rollover to an eligible retirement plan. Distributions from the Jefferson-Pilot Common Stock Fund may be distributed in cash or in shares of the Company's common stock, if so elected.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies and Income Recognition

Investment Valuation and Income Recognition

The fair value of participation units owned by the Plan in the pooled separate accounts is based on quoted redemption values on the last business day of the plan year. The Jefferson-Pilot Common Stock Fund is stated at fair value based on the quoted market price for the Company's common stock, which is traded on the New York Stock Exchange. The JP Life Guaranteed Account is stated at contract value, representing contributions made to the Fund, plus earnings credited, less benefits paid and any expense charges. The participant notes receivable are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

Investments that represent 5% or more of net assets are as follows:


                                                        December 31
             Description                            1998           1997
Investments at fair value:
 Jefferson-Pilot Life Separate Account B:
  Jefferson-Pilot Common Stock Fund              $31,599,535    $19,985,784
  Oppenheimer Bond Fund                            3,043,440      2,957,772
  Fidelity VIP Equity-Income Fund                 12,752,315     11,553,498
  Fidelity VIP Growth Fund                        18,909,452     13,586,516
  Fidelity VIP Overseas Fund                       4,129,783      3,529,446

Investments at contract value:
  JP Life Guaranteed Fund                          4,324,019      4,584,303


The average yield of JP Life Guaranteed Fund for 1998 and 1997 approximated 4.65% and 5.24%, respectively, and the crediting interest rates as of December 31, 1998 and 1997 were 4.35% and 5.00%, respectively. Crediting interest rates are normally adjusted annually and a minimum crediting rate of 3.5% applies. The fair value approximates contract value.


4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  Year Ended
                                                                 December 31,
                                                                     1998

Benefits paid to participants per the financial statements       $ 9,294,661
Less: Amounts allocated on Form 5500 to withdrawn participants
      at December 31, 1997                                        (3,836,000)
                                                                 -----------
Benefits paid to participants per the Form 5500                  $ 5,458,661
                                                                 ===========

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 24, 1997, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.


6. Administration and Plan Expenses

The Plan provides that investment and administrative expenses of the Plan will be paid from the Plan's assets unless paid by the Sponsor. During 1998 and 1997, most expenses associated with the Plan were paid for by the Sponsor.

7. Year 2000 Issue (Unaudited)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by third quarter 1999. The Company does not expect this project to have a significant effect on plan operations.

8. Subsequent Event

Effective January 1, 1999, Riggs Bank became the trustee of all Plan assets except the guaranteed fund. The following investment options were added effective January 1, 1999: Franklin Small Cap Growth, Federated Max-Cap Institutional and PIMCO Money Market Funds.

                           Supplemental Schedules

                         Jefferson-Pilot Corporation
                                Teamshare Plan
                              EIN:  56-08962180
                              Plan Number:  002

          Line 27a - Schedule of Assets Held for Investment Purposes

                              December 31, 1998
                                      Description of
                                       Investment,
                                        Including
                                      Maturity Date,
                                     Rate of Interest,
 Identity of Issue, Borrower,         Par or Maturity                Current
  Lessor or Similar Party                 Value            Cost       Value
Jefferson-Pilot Separate Account B:

Pooled Separate Accounts:

 *Jefferson-Pilot Common Stock Fund    909,863 shares  $21,559,111 $31,599,535
 Oppenheimer Bond Fund, registered
  investment company units             210,625 shares    2,829,682   3,043,440
 Fidelity VIP Equity-Income Fund,
  registered investment company units  576,852 shares   11,398,569  12,752,315
 Fidelity VIP Growth Fund,
  registered investment company units  696,640 shares   13,508,279  18,909,452
 Fidelity VIP Overseas Fund,
  registered investment company units  263,069 shares    3,659,960   4,129,783
                                                       ----------- -----------
                                                        52,955,601  70,434,525

 *JP Life Guaranteed Account           4.35% per annum   4,324,019   4,324,019
 *Loans to participants                9.00% to 9.50%            -   1,008,712
                                                       ----------- -----------
                                                       $57,279,620 $75,767,256
 *Represents party-in-interest.                        =========== ===========


                            Jefferson-Pilot Corporation
                                  Teamshare Plan
                                 EIN:  56-08962180
                                 Plan Number:  002

                   Line 27d - Schedule of Reportable Transactions

                           Year ended December 31, 1998


                                                                                                                            Value of

                   (b)Description
                     of Asset
                    Including                                              (h)Current
                    Interest Rate                                           Value of
                    and Maturity                                            Asset on    (i)Net
(a)Identity of      in Case of a     (c)Purchase  (d)Selling   (g)Cost      Transaction  Gain or
   Party Involved       Loan            Price        Price      of Asset    Date        (Loss)

Category (iii) - Series of transactions in excess of 5% of plan assets
---------------------------------------------------------------------------------------------------------
Fidelity            VIP Growth Fund
                    Purchases         $2,984,566   $        -   $2,984,566  $2,984,566   $       -
                    Sales                      -    2,989,336    3,010,125   2,989,336     (20,789)

Jefferson-Pilot     Common Stock Fund
                    Purchases          4,131,574            -    4,131,574   4,131,574           -
                    Sales                      -    2,494,181    2,319,789   2,494,181     174,392


There were no category (i), (ii) or (iv)reportable transactions during 1998.

Columns (e) and (f) have not been presented as this information is not applicable.


SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, on June 29, 1999.

                                        JEFFERSON-PILOT CORPORATION



                                        By: /s/ Hoyt J. Phillips
                                                 Senior Vice President,
                                                 Human Resources

    Exhibit

                     Consent of Independent Auditors


    We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-56369) pertaining to the Jefferson-Pilot Corporation Teamshare Plan of Jefferson-Pilot Corporation of our report dated April 23, 1999, with respect to the financial statements and schedules of the Jefferson-Pilot Corporation Teamshare Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.


/s/ Ernst & Young LLP
    Greensboro, North Carolina
    June 28, 1999